

07004698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH, D.C. 202 SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 3 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas Conner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 12/31/10

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen and Company, LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Cowen and Company, LLC

We have audited the accompanying statement of financial condition of Cowen and Company, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cowen and Company, LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2007

Cowen and Company, LLC

Statement of Financial Condition

December 31, 2006

(In thousands)

Assets	
Cash and cash equivalents	$177,656
Restricted cash pursuant to escrow agreement	52,099
Securities owned, at fair value	259,921
Receivable from brokers, dealers and clearing brokers	83,564
Corporate finance and syndicate receivables	27,021
Due from affiliates	2,572
Exchange memberships, at cost (fair value $2,561)	812
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation and amortization of $5,720)	10,595
Goodwill	50,000
Other assets	11,375
Total assets	$675,615
Liabilities and member's equity	
Liabilities:	
Bank overdrafts	$ 1,859
Securities sold, not yet purchased, at fair value	251,580
Payable to brokers, dealers and clearing brokers	29,918
Employee compensation and benefits payable	112,578
Legal reserves and legal expense payable	53,167
Accounts payable, accrued expenses and other liabilities	11,737
Total liabilities	460,839
Member's equity	214,776
Total liabilities and member's equity	$675,615

The accompanying notes are an integral part of this Statement of Financial Condition.

Cowen and Company, LLC

Notes to Statement of financial condition

December 31, 2006

1. Organization

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly-owned subsidiary of Cowen Group, Inc ("CGI"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of health care, technology, consumer, aerospace and defense and media and communications.

CGI was incorporated in Delaware on February 15, 2006 with 100 shares of common stock $0.01 par value issued. CGI completed an initial public offering ("IPO") of its common stock on July 12, 2006. Prior to July 12, 2006, CGI was a wholly-owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"). SGASH is a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), which in turn is a wholly-owned subsidiary of Société Générale ("SG").

Concurrent with CGI's IPO, the Board of Directors of CGI approved a return of capital distribution to SGASH which left CGI with initial stockholders' equity of $207.0 million at July 12, 2006. In connection with the IPO, the Company distributed cash of $180.3 million to SGASH pursuant to this authorization. Under the terms of the Separation Agreement, the amount of this distribution is subject to adjustment based on final review of the Company's separation from SG. The Company has accrued $2.0 million as a capital distribution payable to SG related to this final review.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis.

Valuation of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The fair value of a financial instrument is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities owned and securities sold, not yet purchased and derivative financial instruments including futures, options and swaps are stated at fair value. Financial instruments carried at contract amounts include receivable from brokers, dealers and clearing brokers, payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables.

Fair value is generally based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using available information that management deems most relevant and various pricing models. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

2. Summary of Significant Accounting Policies (continued)

Secured Financing Transactions

Prior to the IPO, the Company's excess cash was invested in securities purchased under agreements to resell (reverse repurchase agreements, or "reverse repos") with the New York branch of SG ("SGNY"). These reverse repos were collateralized by U.S. government and agency obligations, were treated as collateralized financing transactions and were carried at amounts at which the securities will be subsequently resold plus accrued interest. It was the Company's policy to take possession or control of securities purchased under agreements to resell. The Company required the fair value of the collateral to be equal or in excess of the principal amount loaned under the resale agreement. The Company minimized credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral or principal to be deposited or returned when deemed appropriate.

Investment Banking

Investment banking revenues include underwriting fees, private placement fees, strategic advisory fees and financial advisory fees. Underwriting revenues are earned in securities offerings in which the Company acts as an underwriter and include management fees, sales concessions and underwriting fees. Management fees are recorded on the offering date, sales concessions on settlement date and underwriting fees are recognized net of related syndicate expenses, at the time the underwriting is complete and the income is reasonably determinable. As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Private placement fees, including warrants received in certain private placement transactions, are recorded on the closing date of the placement. Strategic advisory and financial advisory fees are recorded when the services to be performed and/or the transactions are substantially completed, and fees are determinable and collection is reasonably assured. Expenses associated with these transactions are recognized, net of client reimbursements, when the related revenue is recognized or the engagement is otherwise concluded.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), goodwill is not amortized; instead these assets are evaluated at least annually for impairment.

The Company monitors goodwill annually or more frequently if events or circumstances indicate a possible impairment. A two-step test is used to determine whether goodwill is impaired. The first step is to compare the carrying value of the Company with the fair value of the Company. If the carrying value of the Company exceeds the fair value of the Company, the second step is applied. The second step is to compare the carrying amount of the goodwill with the implied fair value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, goodwill impairment is recognized. Fair value is based on factors such as projected cash flows, revenue multiples of comparable exchange listed corporations, and or the stock trading price of CGI.

Goodwill impairment tests are subject to significant judgment in determining the estimation of future cash flows, discount rates and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and any resulting impairment of goodwill.

Exchange Memberships

Exchange memberships representing both ownership interest and the right to conduct business on the exchange are accounted for at cost. The Company evaluates exchange memberships for other-than-temporary impairment annually or more frequently if events or circumstances indicate a possible impairment.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment and computer software and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease which range from one to nine years.

2. Summary of Significant Accounting Policies (continued)

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

The taxable results of the Company's operations were historically included in the consolidated income tax returns of SGAI. Subsequent to the IPO, the Company's operations are included in the consolidated income tax returns of CGI.

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on it allocated share of tax from its member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carry forwards will not be realized.

Accounting Developments

In June 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated the impact of FIN No. 48 and determined that the adoption of FIN No. 48 will not have a significant impact on the Company's Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The provisions of this statement should be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the impact, if any, that the adoption of FAS 157 will have on the Company's Statement of Financial Condition.

In May 2005, the FASB issued SFAS No. 154 Accounting Changes and Error Corrections ("FAS 154"), a replacement of APB No. 20, Accounting Changes and FAS No. 3, Reporting Accounting Changes in Interim Financial Statements. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS 154 did not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payments* ("FAS 123R"). FAS 123R amends FAS 123, *Accounting for Stock-Based Compensation* ("FAS 123"), and requires all share-based payments to employees to be recognized in the Statement of Financial Condition. FAS 123R was effective in fiscal years beginning after December 15, 2005. The Company adopted FAS 123R on January 1, 2006, and used the modified prospective transition method. This method requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The adoption of FAS 123R did not have a material effect on the Company's financial position, however, the level of future equity based compensation grants, if any, could have a material effect on the Company's future financial position.

3. Transactions with Related Parties

Effective July 21, 2006 (the date on which SG's ownership level was reduced to below 10%), the Company's affiliation with SG ended. As such, the Statement of Financial Condition does not include balances with SG and its affiliates as related party items at December 31, 2006.

Balances with affiliated companies at December 31, 2006 are included in due from affiliates in the Statement of Financial Condition in the amount of $2.6 million.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. No impairment in value of the Company's exchange memberships occurred in 2006. The fair value of the exchange memberships was approximately $2.6 million on December 31, 2006

As of January 1, 2006, the Company owned seven NYSE memberships with a carrying value at that time of $7.3 million. On March 7, 2006 the NYSE merger with Archipelago Holdings, Inc. (the "Merger") was consummated and each member received cash and shares of NYSE Group, Inc. common stock. In connection with these events, the Company directed its interests from the Merger to SGASH. After the Merger, the right to trade on the Exchange ceased to be tied to membership. Trading privileges are now exercised through trading licenses obtained by Dutch auction. The Company purchased seven licenses.

On November 16, 2006, as a result of the demutualization of the New York Mercantile Exchange ("NYMEX"), the Company exchanged its seats at the Commodity Exchange ("COMEX") for 16,800 shares of restricted NYMEX common stock and two trading rights in the restructured COMEX. The NYMEX shares and the trading rights were recognized at fair value at the date of exchange, and the Company recognized a gain representing the difference between the previous carrying value of the seats and the fair value of the shares that were received from the exchange at the time of demutualization. The shares and the trading rights are included in securities owned and exchange memberships, respectively, in the Statement of Financial Condition.

5. Goodwill

The Company has $50.0 million of goodwill recorded on the Statement of Financial Condition that stems from SG's acquisition of the Company in 1998. Goodwill is reviewed for possible impairment at least annually, consistent with valuation methodologies prescribed under SFAS 142.

Goodwill is considered impaired if the carrying amount of goodwill exceeds the implied fair value of goodwill. Fair value is based on factors such as projected cash flows, revenue multiples of comparable exchange listed corporations, and/or the stock trading price of CGI. Based on the results of this impairment assessment, there was no impairment during the year ended December 31, 2006.

6. Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements consist of the following at December 31, 2006 (in thousands):

Expenses	
Leasehold improvements	$ 7,790
Equipment	1,098
Furniture and fixtures	2,160
Computer software	5,267
Total cost	16,315
Less accumulated depreciation and amortization	(5,720)
Total cost, net of accumulated depreciation and amortization	$10,595

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation

401(k) Savings Plan

The Company sponsors a 401(k) defined contribution retirement savings plan. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides matching contributions for certain employees that are equal to a specified percentage of the eligible participant's contribution.

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation (continued)

Deferred Compensation

Prior to the IPO, the Company's employees participated in various SG deferred and stock compensation plans. As of the IPO date and in connection with the Separation Agreement, the employees under the plan became fully vested. A net distribution of $1.5 million was made to SG in order to satisfy its obligations related to these plans. SG assumed the remaining liabilities and the administration of the various plans.

Prior to the IPO, the Company's Fidelity Bonus Plan required selected employees to defer a portion of their performance related compensation. Participants were allowed to invest in alternative investment vehicles which vested over three years. After the IPO, all of the Company's employees under the plan became fully vested and certain employees were paid out in full. Participants who deferred the distribution of their vested amounts will be paid out in accordance with the plan's original distribution schedule. At December 31, 2006, the remaining liability totals approximately $3.2 million and is included in employee compensation and benefits on the Statement of Financial Condition.

Stock Compensation

The Company's employees participate in CGI's various stock incentive plans. Upon becoming a public company, CGI established the 2006 Equity and Incentive Plan which permitted the grant of options, shares, nonvested restricted stock units and other equity based awards to its employees, consultants, and directors for up to 4,725,000 shares of common stock. On July 12, 2006, CGI granted employees of the Company options to purchase 1,101,788 shares of CGI's stock and 2,076,959 restricted shares. The options were granted to employees with an exercise price equal to the initial public offering price of $16.00. The options generally become exercisable upon the completion of a five year vesting period and expire seven years from the date of grant. The nonvested restricted shares generally vest over five years.

CGI measures compensation cost for these awards according to the fair value method prescribed by SFAS No. 123(R) "Share Based Payment" ("FAS 123R"). In accordance with the expense recognition provisions of FAS 123R, unearned compensation associated with share-based awards with graded vesting periods is amortized on an accelerated basis over the vesting period of the option or award.

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation (continued)

The following table summarizes the Company's stock option activity for the twelve months ended December 31, 2006:

	Shares Subject to Option	Average Exercise Price/Share (1)	Average Remaining Term	Aggregate Intrinsic Value (2)
Balance outstanding at beginning of period	–	$ –	–	$ –
Options granted	1,101,788	16.00	–	–
Options exercised	–	–	–	–
Options forfeited	(10,286)	–	–	–
Options expired	–	–	–	–
Balance outstanding at end of period	1,091,502	16.00	6.53	–
Options exercisable end of period	–	$ –	–	$ –

(1) No shares were exercised from July 12, 2006, the date of grant, through December 31, 2006.

(2) No options are fully vested at December 31, 2006. The weighted-average grant-date fair value of options granted on July 12, 2006 was $6.11.

The following table summarizes the Company's nonvested restricted shares activity for the twelve months ended December 31, 2006:

	Nonvested Shares	Weighted-Average Grant-Date Fair Value
Balance at beginning of period	–	$ –
Granted	2,076,959	16.00
Vested	–	–
Forfeited	(10,248)	–
Balance at end of period	2,066,711	$ 16.00

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation (continued)

None of the Company's nonvested restricted shares vested during the period ended December 31, 2006. There have been no modifications to any awards granted under the Plan during the period ended December 31, 2006.

8. Restricted Cash Pursuant to Escrow Agreement and Related Indemnification Agreement with SG

In connection with the IPO, the Company has an Indemnification Agreement with SG under which; (1) SG will indemnify, and will defend and hold harmless the Company and each of the Company's subsidiaries from and against certain liabilities assumed or retained by SG, and (2) SG will indemnify the Company for known, pending and threatened litigation (including the costs of such litigation) and certain known regulatory matters, in each case, that existed prior to the date of the IPO to the extent the cost of such litigation results in payments in excess of the amount placed in escrow to fund such matters.

The Company entered into an Escrow Agreement with SG and SGASH and a third-party escrow agent. On July 12, 2006, the Company deposited with the escrow agent $72.3 million for the payment of liabilities arising out of the matters for which SG has agreed to indemnify the Company. Subsequent to making this deposit, certain matters covered by the escrow arrangement have been settled and excess reserves related to these settled matters were returned to SGASH. The escrow agent will, when and as directed by SGASH, distribute funds from the escrow account to satisfy specified contingent liabilities for which SG has assumed responsibility should such liabilities become due. Any amounts remaining in the escrow account after final conclusion of the related litigation will be paid to SGASH. SGASH is also entitled to any interest earned on such deposits held in escrow. The balance in the escrow account was $52.1 million as of December 31, 2006.

9. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Corporate debt securities	$171,124	$ 91,904
Equity securities	54,802	156,449
Options	25,874	3,106
Warrants	4,088	–
Mutual funds	3,266	–
Governments	767	–
Other	–	121
Total inventory	$259,921	$251,580

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the Statement of Financial Condition. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

10. Receivable from and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

10. Receivable from and Payable to Brokers, Dealers and Clearing Brokers (continued)

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2006 consist of the following (in thousands):

	Receivable	Payable
Clearing brokers	$70,032	$22,215
Fees and commissions	13,532	7,703
Total	$83,564	$29,918

11. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2006, the Company had net capital of approximately $54.4 million, which was approximately $53.4 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Income Taxes

The taxable results of the Company's operations are included in the consolidated income tax returns of SGAI for the period January 1, 2006 through July 12, 2006 while the operations for the period July 13, 2006 through December 31, 2006 are included in the results of the consolidated tax returns of CGI. The income tax provision is presented as if the Company operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*.

As of December 31, 2006, the Company has income taxes payable of approximately $1.8 million which is included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition.

In connection with the Company's separation from SG, SGAI has retained such tax benefits associated with the IPO, including the Company's accumulated net operating losses through the date of the IPO.

The components of the Company's net deferred tax asset as of December 31, 2006 are as follows (in thousands):

Deferred Tax Asset

Compensation and Employee Benefits	$2,923
Gross Deferred Tax Asset	2,923
Valuation Allowance	–
Deferred Tax Asset, net of Valuation Allowance	$2,923

Deferred Tax Liability

Compensation and Benefits	$ (49)
Goodwill	(572)
Deferred Tax Liability	(621)
Deferred Tax Asset, net of Deferred Tax Liability	$ 2,302

Deferred tax asset and deferred tax liability are included in other assets and accounts payable, accrued expenses and other liabilities, respectively, on the Statement of Financial Condition.

13. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to numerous litigation and regulatory matters, including securities class action lawsuits.

Although there can be no assurances as to the ultimate outcome, the Company has established reserves for litigation and regulatory matters that it believes are adequate as of December 31, 2006. The Company believes that the eventual outcome of the actions against it, including the matters described below, will not in the aggregate, have a material adverse effect on its financial position or cash flows, but may be material to its operating results for any particular period, depending on the level of the Company's operating results for such period.

Following are summaries of the Company's most significant pending legal and regulatory matters at December 31, 2006.

In January 2002, the Company learned that Frank Gruttadauria (''Gruttadauria''), a former employee of SG Cowen Securities Corporation's ("SGCSC") retail brokerage business that was sold in October 2000, had defrauded numerous customers and misappropriated their assets at various firms that had employed him, including Cowen. Following the discovery of Gruttadauria's fraud, numerous former customers commenced or threatened to commence lawsuits and arbitrations against Cowen arising out of Gruttadauria's actions. In addition, government and regulatory authorities initiated investigations of the matter. Cowen cooperated fully with all of the governmental and regulatory investigations and all known regulatory matters arising out of Gruttadauria's conduct were resolved in 2003. Cowen has also reached settlements with the vast majority of former customers, and has arbitrated several other customers' claims. Cowen is attempting to resolve the remaining disputes. Separately, the securities brokerage firm that purchased SGCSC's former retail brokerage business in October 2000 had threatened to file an arbitration against Cowen in connection with the liabilities, costs and expenses that it has incurred as a result of Gruttadauria's misconduct. The parties have resolved this separate matter which was subject to the indemnification agreement among SG and the Company. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

Cowen is one of several defendants named in lawsuits arising out of the accounting fraud that caused the collapse of Lernout & Hauspie Speech Products, N.V. (''L&H''), a former investment banking client of Cowen:

- In one lawsuit, which was pending in federal court in Boston, the Trustee of the Dictaphone Litigation Trust had alleged that Cowen had made material misrepresentations to Dictaphone while Cowen was a financial advisor to L&H on its acquisition of Dictaphone, and published materially misleading research on L&H, in violation of various federal and state laws. The district court granted Cowen's motion to dismiss the amended complaint. The plaintiff filed an appeal of that decision, and the oral argument before the United States Court of Appeal for the First Circuit took place on September 13, 2006. On November 8, 2006, the First Circuit Court of Appeal issued its opinion affirming the dismissal of all claims against Cowen. The plaintiff may seek further appeal. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

- In another lawsuit relating to L&H, which is pending in federal court in New Jersey, short-sellers of L&H stock allege that Cowen participated in a scheme to artificially inflate L&H's stock price through Cowen's role as underwriter and adviser for L&H on several acquisitions and Cowen's published research on L&H in which Cowen recommended the stock as a "buy," and that this conduct was in violation of federal securities laws and state common law. The Court did not grant Cowen's motion to dismiss the complaint. Cowen subsequently filed an answer denying liability and discovery commenced. On November 10, 2006, Cowen filed a motion for summary judgment seeking dismissal of all claims. That same day the plaintiffs filed a motion for spoliation sanctions against Cowen in which they sought, alternatively, the striking of Cowen's answer or an adverse jury instruction. Although both motions have been fully briefed, no date has been set for oral argument. While the motions are pending, discovery is ongoing and depositions began on February 16, 2007. Fact discovery is scheduled to close by June 1, 2007, with expert discovery to follow. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

Cowen is one of many financial institutions and corporations named as defendants in a number of putative securities class actions entitled *In re: Initial Public Offering Securities Litigation*, which is pending in federal court in Manhattan and relates to numerous initial and other public offerings of common stock from approximately 1998 through 2000. The various complaints allege that a number of financial institutions that were underwriters of initial public offerings, including Cowen, made material misrepresentations and omissions to purchasers of the stock sold in the initial public offerings, and thereby inflated the value of the stock. Specifically, the plaintiffs allege that the defendants failed to disclose, among other things, the purported existence of improper tie-in and compensation arrangements they had with certain purchasers of the stock and alleged conflicts of interest relating to research published by the underwriters, all in violation of federal securities laws. The district court granted plaintiffs' motion to certify certain "focus" cases as class actions. Cowen is a named defendant in four of these "focus" cases. Cowen appealed the class certification decision to the Second Circuit Court of Appeals, which heard oral argument on June 6, 2006. On December 4, 2006, the Second Circuit reversed the District Court's decision to certify the six focus cases and remanded to the District Court for reconsideration in light of the Second Circuit's opinion. Plaintiffs have petitioned for rehearing and rehearing *en banc* by the Second Circuit. On December 14, 2006, the District Court stayed discovery in the consolidated *banc*. On January 24, 2007, the Second Circuit instructed defendants to submit a response to action pending the Second Circuit's decision to grant rehearing or rehearing en the plaintiffs' petition. Defendants submitted their response on February 7, 2007. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen and other underwriters are defendants in two separate, but related, antitrust actions alleging that the underwriter defendants conspired to fix initial public offering underwriting fees at 7%. In the case brought by individual shareholders, plaintiffs' damages claims have been dismissed by the district court, but their claims for injunctive relief remain pending. In the related case filed by issuers, where the damages are unspecified, the district court has denied the defendants' motion to dismiss. On April 18, 2006, the court denied the issuer plaintiffs' motion for class certification and ordered further briefing on the investor plaintiffs' motion for class certification. The plaintiffs have also filed a joint motion for summary judgment on liability and the issuers have filed a motion for leave to amend their Consolidated Class Action Complaint. The district court proceedings in both actions are

13. Commitments, Contingencies and Guarantees (continued)

stayed pending resolution of the issuers' motion for class certification, which is on appeal. It is too early to assess the outcome of these motions. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen is a named defendant in several litigations arising out of the fraud, disclosed in March 2002, committed by members of the Rigas family, which controlled Adelphia Communications, a cable company that filed for bankruptcy in June 2002. As detailed in the pleadings, the Rigas family allegedly took advantage of certain loans, or ''co-borrowing facilities,'' which allowed the family to borrow more than $3 billion for their private use for which Adelphia was responsible to repay. Cowen, which was a member of the underwriting syndicates (but not a lead manager), is a defendant in four actions arising out of those offerings, all of which are pending before the United States District Court for the Southern District of New York. The complaints in each of these actions raise a variety of claims arising out of the sale of Adelphia securities, including claims under the federal securities laws. The district court granted Cowen's motion to dismiss in the *Adelphia Class Action*. Thereafter, the underwriter defendants reached a settlement with the plaintiffs. On June 15, 2006, the district court preliminarily approved the settlement. A fairness hearing before Judge McKenna was held on November 10, 2006, and he entered an order approving the settlement on November 20, 2006. Cowen's share of the settlement is approximately $1.7 million plus interest at 4.37% beginning December 1, 2006 (which is covered by the indemnification agreement between SG and Cowen). This amount has been placed in an escrow account bearing the required rate of interest. On December 8, 2006, a group of class members appealed the order approving the settlement agreement with the class plaintiffs to the United States Court of Appeals for the Second Circuit. If Judge McKenna's approval of the settlement is upheld on appeal or otherwise becomes final, claims made by all class members who did not opt out will be dismissed and released. The court also has granted in part and denied in part motions to dismiss filed by various defendants, including Cowen, in *Huff, Appaloosa* and *Stocke*, but has not ruled on other potential bases for dismissal set forth in Cowen's motions in these cases. In addition, in August 2005 the district court denied Cowen's motion to dismiss based on Huff's lack of standing, and subsequently granted leave to file an interlocutory appeal to the Second Circuit Court of Appeals of that ruling. The Second Circuit granted Cowen's petition to appeal under 28 U.S.C. § 1292, and that appeal is pending. In addition to the cases in which Cowen has been named as a defendant, Cowen

13. Commitments, Contingencies and Guarantees (continued)

may also face potential liability pursuant to the applicable master agreements among underwriters for any judgments or settlements in three other cases involving the Adelphia securities offerings in which Cowen participated. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen is also one of many defendants in two related adversary proceedings filed in the Adelphia Bankruptcy Proceeding, which is pending in the U.S. Bankruptcy Court for the Southern District of New York. These adversary proceedings were filed by the Official Committee of Unsecured Creditors and the Official Committee of Equity Security Holders (the "Committees"). Both of these cases raise a variety of common law and federal claims, which are generally similar to the claims asserted in the Adelphia Securities Class Action and other cases described above. With respect to Cowen and other investment banks, the complaints taken together set forth claims for violation of the Bank Holding Company Act, equitable disallowance or equitable subordination, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, aiding and abetting fraud, gross negligence and breach of contract, among others. On August 30, 2005, the bankruptcy court ruled that the two Committees have standing to prosecute the adversary proceedings, but has not ruled on the various motions to dismiss that are pending, including motions filed by Cowen. On February 9, 2006, the district court withdrew the reference from the bankruptcy court so that after the bankruptcy court rules on the pending motions, the cases will proceed before the district court. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen has been named as a defendant in a purported class action filed in the United States District Court for the Northern District of Alabama for the involvement of the predecessor of Cowen as one of the managing underwriters for certain HealthSouth Corporation private placements. The complaint alleges that the offering materials for each private placement were deficient, in violation of federal securities laws, by failing to disclose HealthSouth's subsequently revealed accounting irregularities. The predecessor company to Cowen participated as an "initial purchaser" in only one of the private placements at issue. On June 8, 2006, the district court, among other things, dismissed the claims arising out of the March 1998 private placement (the only claims against Cowen). Following the plaintiffs' subsequent submission of amendments to the complaint, on August 21, 2006, the district court so-ordered a stipulation and order dismissing all amended counts against Cowen. On January 17, 2007, the district court entered an order dismissing Cowen and other initial

13. Commitments, Contingencies and Guarantees (continued)

purchasers as defendants. The dismissal is not yet a "final" judgment from which an appeal may be taken by plaintiffs. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen was one of several named defendants in a putative securities class action filed by plaintiffs in the United States District Court for the District of New Jersey seeking to recover for losses allegedly caused by misrepresentations and omissions in connection with the December 2004 initial public offering of Arbinet-thexchange, an electronic marketplace for trading, routing and settling telecommunications capacity. The lawsuit, *In re: Arbinet-thexchange, Inc.*, alleged that these misrepresentations and omissions inflated the price of Arbinet's securities and that following disclosure in May and June 2005 of the true state of Arbinet's market and its business, Arbinet's securities lost certain of their value. The defendants, including Cowen, filed a motion to dismiss the complaint and, on December 22, 2006, the court granted defendants' motion, dismissing the complaint in its entirety, but granting leave to re-plead. By stipulation and order dated January 22, 2007, plaintiffs agreed that the case should be dismissed with prejudice, each side to bear its own costs. Accordingly, the case now has been fully resolved in favor of Cowen.

Cowen is one of three underwriter defendants in a lawsuit filed by Crossroads Systems, Inc., a company that designs, develops, and manufactures computer storage devices, in the District Court of Travis County, Texas, on May 24, 2006. The lawsuit alleges that the underwriters of Crossroads' 1999 IPO, which was led by Cowen, purposely underpriced the IPO for their own improper purposes. Specifically, Crossroads alleges that the underwriter defendants allocated stock to favored clients, who shared their profits with the underwriters either directly or through excessive trading commissions in connection with the IPO stock and/or unrelated securities trading. Crossroads sets forth causes of action for breach of fiduciary duty, fraud, and unjust enrichment. The damages are unspecified. In July 2006, Cowen filed an answer denying the allegations of the complaint, and the case is now moving into discovery. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

On June 28, 2006, a group of approximately 60 medical doctors filed a lawsuit against Cowen in San Francisco Superior Court. Plaintiffs allege that Cowen negligently rendered a fairness opinion in 1998 in connection with the acquisition of plaintiffs' businesses (Orange Coast Managed Care Services and St. Joseph Medical Corporation) by FPA Medical Management, Inc. According to the Complaint, plaintiffs received restricted FPA stock as consideration in the sale, and shortly after the acquisition, FPA went bankrupt, rendering the stock worthless. On August 14, 2006 Cowen removed the case to United States District Court for the Northern District of California. On August 17, 2006 Cowen filed a motion to dismiss the complaint. Plaintiffs are seeking a remand to state court. The motions for a remand and to dismiss have been submitted to the Court for decision. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

On June 6, 2005, SGC Partners I LLC, SGC Partners II LLC, SG Merchant Banking Fund, SG Capital Partners LLC and former employees of SGSC were served with a First Amended Complaint in a case entitled Janice E. Stanton v. SGC Partners I, LLC, Case No. 02-40208, Adv. No. 05-40145 ("Stanton I"). The action was brought in connection with the bankruptcy proceeding filed by House of Lloyd ("HOL") pending in the United States Bankruptcy Court for the Western District of Missouri. The Trustee seeks damages based on claims of breach of fiduciary duty, corporate waste, fraudulent transfers, insider preferences and illegal distributions. On December 29, 2006, the Trustee filed a separate complaint against Cowen and Company, LLC, Cowen Capital Partners, LLC, and SG Americas Securities, LLC in a case entitled Janice E. Stanton v. Cowen and Company, LLC et al., Case No. 02-40208, Adv. No. 06-04283 ("Stanton II") based on virtually identical facts alleged in Stanton I arising out of the HOL bankruptcy. The complaint further alleges that the Company owned and controlled the Defendants in Stanton I and/or that the Company is the successor of the Defendants in Stanton I. The two cases have been consolidated. Discovery is proceeding with a trial date scheduled for January 22, 2008. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

The SEC has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former Managing Director and proprietary trader in the former equity derivatives division of SGCSC (which is now part of SGAS, which was formerly an affiliate of Cowen), who was terminated by Cowen in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in public equity, or so-called ''PIPE's.'' Cowen received a Wells Notice in July 2004, and submitted a response in August 2004. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Based on information voluntarily disclosed to regulators by Cowen, the SEC and NYSE are conducting informal inquiries that appear to be focused principally on certain conduct of a research salesperson who was terminated by Cowen in late 2004. The employee was discharged after Cowen discovered that the employee had sought and obtained access to sensitive information about a company, shared such information with certain of his clients and others, and made investment recommendations to clients in part on the basis of that information. Cowen has fully cooperated with this continuing investigation. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction related to this matter, Cowen will not be indemnified by SG.

Cowen has provided various data and information to the NASD in response to its request for information as part of an industry-wide "sweep" relating to Cowen's gifts, gratuities and entertainment policies, practices, and procedures. In addition, Cowen has also received a subpoena for documents and information from the SEC, and additional requests for information from the NASD, seeking information concerning, among other things, gifts, gratuities and entertainment and the use of one of the firm's error accounts primarily involving an unaffiliated mutual fund company. Cowen is cooperating fully with these continuing investigations. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction related to this matter, it will not be indemnified by SG.

Cowen received requests for documents and information from the SEC's Office of Compliance Inspections and Examinations seeking documents and certain financial and other information concerning, among other things, Cowen's various trading desks, institutional sales team and internal accounts, including error accounts, and related compliance procedures. Cowen is cooperating fully with this inquiry. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction related to this matter, Cowen will not be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

In October 2004, Cowen received a request from the NYSE, as part of an industry-wide "sweep," for data and information relating to its compliance with provisions of the federal securities laws, and related rules and regulations, concerning delivery of prospectuses and/or product descriptions in connection with customer purchases of, inter alia, new issue securities, mutual funds and exchange-traded funds. Cowen has provided periodic reports to the NYSE concerning its progress in responding to their request and will continue to cooperate fully with this continuing inquiry. Cowen will be indemnified in part against any liabilities, including legal fees that arise out of any future litigation or the pending regulatory investigation relating to this matter.

Leases

The Company's headquarters is located in New York and other offices are located in Boston, San Francisco, Cleveland, Denver and Geneva. Certain office space is leased under operating leases that extend up to 2015. In addition, certain lease agreements are subject to escalation clauses. Under the terms of the Boston office lease, which expires on November 30, 2014, there is a five year extension option which would allow the Company to extend the lease through November 30, 2019. As of December 31, 2006, the Company's annual lease commitments related to these agreements are as follows (in thousands):

2007	$ 8,416
2008	8,490
2009	8,793
2010	8,904
2011	8,860
Thereafter	20,302
Total	$63,765

13. Commitments, Contingencies and Guarantees (continued)

Guarantees and Indemnifications

The Company has outsourced certain information technology services to Hewlett-Packard Company, Savvis Communications Corporation and Royalblue Financial Corporation. The agreements are in place until 2010. As of December 31, 2006, the Company's annual minimum guaranteed payments under these agreements are as follows (in thousands):

2007	$10,765
2008	11,225
2009	9,550
2010	4,012
Total	$35,552

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying Statement of Financial Condition for these arrangements.

13. Commitments, Contingencies and Guarantees (continued)

The Company has an irrevocable Letter of Credit for $5.0 million issued by the Bank of New York ("BONY") at prime commercial lending rate, expiring on July 12, 2008, supporting Cowen's Boston office lease. The Company has another irrevocable Letter of Credit for $100 thousand issued by BONY at prime commercial lending rate, expiring on July 26, 2008, supporting Cowen's worker compensation insurance with Safety National Casualty Corporation. As of December 31, 2006, there were no amounts due related to these letters of credit.

14. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers or dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Securities sold, not yet purchased are recorded as liabilities in the Statement of Financial Condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2006.

The Company uses U.S. Treasury futures, credit default swaps and options to economically hedge proprietary trading positions. In addition, the Company uses options for proprietary trading activities. The futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Options and swaps are stated at fair value which is based on current market prices. The fair value of futures contracts and required margin deposits are included in receivable from brokers, dealers and clearing brokers on the Statement of Financial Condition and were de minimis at December 31, 2006. The options are included in securities owned and securities sold, not yet purchased on the Statement of Financial Condition with a fair value of $25.9 million and $3.1 million, respectively, as of December 31, 2006. The credit default swaps are included in securities sold, not yet purchased on the Statement of Financial Condition and were de minimis as of December 31, 2006.

14. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

Substantially all of the Company's financial assets and liabilities, including financial instruments with off-balance-sheet risk, are reported at fair value. For certain instruments with a short-term duration, carrying cost is deemed to approximate fair value. Fair values are based on quoted market prices, quoted prices for similar financial instruments or various pricing models.

15. Subsequent Events

On January 26, 2007 the Company entered into a new clearing agreement with NFS. The services provided under the new clearing agreement are substantially the same as the previous clearing agreement.


END